UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 03 February 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes        No X

Shareholder information
Issued ordinary share capital
at 31 December 2013
435 693 819
Issued ordinary share capital
at 30 September 2013
435 289 890
Market capitalisation
At 31 December 2013 (ZARm) 11 284
At 31 December 2013 (US$m) 1 077
At 30 September 2013 (ZARm) 15 083
At 30 September 2013 (US$m) 1 499
Harmony ordinary share and ADR prices
12-month high (1 January 2013 –
31 December 2013) for ordinary shares
R75.64
12-month low (1 January 2013 –
31 December 2013) for ordinary shares
R24.48
12-month high (1 January 2013 –
31 December 2013) for ADRs
US$8.88
12-month low (1 January 2013 –
31 December 2013) for ADRs
US$2.36
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 October 2013 –
31 December 2013 closing prices)
R24.48 – R36.14
Average daily volume for the quarter
(1 October 2013 – 31 December 2013)
1 180 825 shares
Range for quarter (1 July 2013 –
30 September 2013 closing prices)
R32.74 – R42.47
Average daily volume for the quarter
(1 July 2013 – 30 September 2013)
1 680 746 shares
New York Stock Exchange including
other US trading platforms
HMY
Range for quarter (1 October 2013 –
31 December 2013 closing prices)
US$2.36 – US$3.67
Average daily volume for the quarter
(1 October 2013 – 31 December 2013)
2 722 889
Range for quarter (1 July 2013 –
30 September 2013 closing prices)
US$3.30 – US$4.33
Average daily volume for the quarter
(1 July 2013 – 30 September 2013)
3 824 973
Investors’ calendar
2014
Q3 FY14 presentation
(webcast and conference calls only)
7 May
Q4 FY14 and year-end live presentation
in Johannesburg
14 August
Q1 FY15 presentation
(webcast and conference calls only)
5 November
Annual General Meeting 21 November
Q2 FY14
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Results for the second quarter FY14 and
six months ended 31 December 2013
KEY FEATURES
Quarter-on-quarter
Safety improved quarter-on-quarter
Gold production remained steady at 9 515kg (305 913/oz)
•
increase in underground recovered grade of 7% to 4.85g/t
•
Hidden Valley back on track
Reduced overall costs quarter-on-quarter
•
cash operating costs decreased by 5% to R308 665/kg (US$949/oz)
•
reduced all-in sustaining cost from R404 694/kg to R397 503/kg
(US$1 264/oz to US$1 222/oz)
•
restructured by reducing low grade mining
Operating profit¹ decreased from R1 037 million (US$104
 million)
to R986 million (US$97 million)
Headline loss per share of 21 SA cents (US$2 cents)
All figures represent continuing operations unless stated otherwise
1 Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
RESULTS FOR THE SECOND QUARTER ENDED 31 DECEMBER 2013

Quarter
Dec
2013
Quarter
Sep
2013
Q-on-Q
%
Variance
6 months
ended
Dec
2013
6 months
ended
Dec
2012*
%
Variance
Gold produced
– kg 9 515 9 635 (1) 19 150 19 087 –
– oz 305 913 309 773 (1) 615 686 613 658 –
Cash operating
costs
– R/kg 308 665 324 272 5 316 517 301 393 (5)
– US$/oz 949 1 013 6 981 1 108 11
Gold sold
– kg 9 798 9 353 5 19 151 19 318 (1)
– oz 315 014 300 703 5 615 717 621 089 (1)
Underground
grade
– g/t 4.85 4.55 7 4.69 4.64 1
All–in sustaining
costs
– R/kg 397 503 404 694 2 401 021 396 968 (1)
– US$/oz 1 222 1 264 3 1 242 1 459 15
Gold price
received
– R/kg 415 532 429 566 (3) 422 386 460 244 (8)
– US$/oz 1 277 1 342 (5) 1 309 1 692 (23)
Operating
profit*¹
– Rm 986 1 037 (5) 2 022 3 057 (34)
–US$m 97 104 (7) 201 362 (44)
Basic
(loss)/earnings
per share*²
– SAc/s (21) 3 >(100) (18) 289 >(100)
– USc/s (2) – (100) (2) 34 >(100)
Headline
(loss)/earnings*²
– Rm (91) 20 >(100) (71) 1 205 >(100)
– US$m (10) 2 >(100) (7) 142 >(100)
Headline
(loss)/earnings
per share*²
– SAc/s (21) 5 >(100) (16) 280 >(100)
– USc/s (2) 0.5 >(100) (2) 33 >(100)
Exchange rate – R/US$ 10.12 9.96 2 10.04 8.46 19
* Comparative figures in these line items for the six months ended December 2012 have been restated as a result of the adoption of
IFRIC 20 Stripping costs in the production phase of a surface mine.
¹ Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement.
² The six months ended December 2012 include discontinued operations.

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 (0)11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 (0)86 154 6572
Fax: +27 (0)86 674 4381
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 (0)11 507 0300
Fax: +27 (0)11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting and its
Annual Report filed on a Form 20F with the United States’
Securities and Exchange Commission for the year ended
30 June 2013 were released on 25 October 2013.
www.harmony.co.za/investors

FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements  within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations,business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and Reserves South Africa: Jaco Boshoff, Pr. Sci. Nat., who has 18 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).
Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc,
who has 25 years relevant experience and is a member of the Australian
Institute of Mining and Metallurgy (AusIMM).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining
Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Mineral Resource and Reserve information as at 30 June 2013 has not changed.
CONTENTS
2
Contact details
4
Message from the chief executive officer
5
Financial overview
6
Operational results (Rand/Metric) (US$/Imperial)
8
Commentary on operational results
12
Condensed consolidated income statements (Rand)
13
Condensed consolidated statements of comprehensive
income (Rand)
13
Condensed consolidated statements of
changes in equity (Rand)
14
Condensed consolidated balance sheets (Rand)
15
Condensed consolidated cash flow statements (Rand)
16
Notes to the condensed consolidated financial statements
23
Segment report (Rand/Metric)
24
Operating results (US$/Imperial)
26
Condensed consolidated income statements (US$)
27
Condensed consolidated statements
of comprehensive income (US$)
27
Condensed consolidated statements
of changes in equity (US$)
28
Condensed consolidated balance sheets (US$)
29
Condensed consolidated cash flow statements (US$)
30
Segment report (US$/Imperial)
31
Development results – Metric and Imperial

Results for the second quarter FY14
and six months ended 31 December 2013
Message from the chief executive officer
Harmony has been in operation for 63 years – and we are positioned to remain sustainable for many years to come. We manage costs and production to ensure profitability at all gold prices. That is what our approach to management is all about. At the same token, changes to our operations and operating parameters are not affected at the expense of safety. Safety is a core value.
We focus on profitable ounces and on operating margins. We reward our mining teams to the extent that they contribute to improving productivity and profitability. We hold our people accountable for the company’s safe and profitable operations.
Harmony is sustainable and is thriving with gold in its current price range of US$1 200/oz to US$1 250/oz – 20% down on year-ago levels. We are confident that we can continue to manage our operations so as to remain profitable even should the gold price come under further pressure. In fact, five of our mines are very profitable and are thriving at an all-in cost of below US$1 000/oz. At present Target  1 (US$854/oz), Bambanani
(US$742/oz), Joel (US$921/oz), Steyn  2 (US$811/oz) and Phoenix
(US$861/oz) are each operating at an all-in sustaining costs of less than
US$1 000/oz.
Our group average all-in sustaining cost is less than US$1 250/oz or lower than the R400 000/kg on which our current near-term strategic planning is based. By this financial year’s end (June 2014) we are planning on  having reduced our costs to a sustainable average of between US$1  100/oz and US$1 150/oz or R380 000/kg. Our core competency is on mining profitably and managing our production and costs. We are nimble enough to respond and adjust to changes.
We have restructured and right-sized Hidden Valley in Papua New
Guinea (PNG) so that its costs are now less than US$1 200/oz. We are continuing to refine our Golpu gold and copper resource knowledge in PNG.
Costs at Kalgold and Unisel are already below US$1 200/oz, and at
Doornkop we have eliminated the unprofitable lowest grade reserves
(the Kimberley reef). Target 3 and Masimong will follow suit.
At Kusasalethu and Tshepong we have introduced management and technical changes to increase production and consequently, lower unit costs. Phakisa is on the same road, though it is spending on capital during its production build-up phase.
We have already limited our spending on exploration, corporate overheads, support services, electricity and capital. In the process,
Harmony has become South Africa’s most productive deep level miner measured in terms of R/tonne costs, which is where we intend to stay.
Harmony’s strength has always been its ability to adjust quickly and efficiently to adverse conditions. Harmony has positioned itself to thrive at current prices and provide investors with handsome returns when market conditions improve. We will continue to be able to react optimally to any further adverse market conditions.
1. SAFETY
It is with regret that I report that three employees lost their lives as a result of mine accidents during the quarter, bringing the total amount of fatalities for financial year 2014 to seven. On behalf of management and the Board, I wish to express our sincere condolences to the families and colleagues of Gcinokuhle Vincent Ngqulunga (driller at Phakisa),
Sehla Mchithakau (driller at Tshepong) and Vincent Tsoeute (driller at Joel).
The safety performance at Harmony’s South African operations improved quarter-on-quarter. Management changes that were already effected at operations and ongoing safety risk training will certainly contribute to an improvement in safety at those operations in future.
Some operations continue to do well in safety, such as Target 3,
Bambanani, Steyn 2, Unisel, Tshepong and Target 1, who reached
1 million and more fatal free shift milestones during the quarter.
2. OPERATIONAL AND FINANCIAL RESULTS
Gold production remained steady quarter-on-quarter, with a 7%
increase in grade. Gold production for the December 2013 quarter decreased slightly by 1% (120kg) to 9 515kg in comparison to 9 635kg in the September 2013 quarter. Underground recovered grade improved by 7% to 4.85g/t for a third consecutive quarter.
Production at Hidden Valley showed a marked improvement following the restructuring at the mine over the last couple of quarters. Closing the Kimberley Reef at Doornkop resulted in a 13% increase in recovered grade, with Target 1, Bambanani and Unisel performing very well.
Operating profit for the December 2013 quarter was 5% lower than in the previous quarter at R986 million, due to a 3% decrease in the gold price received as well as gold production being stable quarter-on-
quarter.
The rand gold price received decreased by 3% from R429 566/kg in the
September 2013 quarter to R415 532/kg in the quarter under review.
The US dollar gold price decreased by 5% from US$1  342/oz in the
September 2013 quarter to US$1 277/oz. The rand weakened by 2%
against the US dollar in the December 2013 quarter to R10.12/US$
from R9.96/US$ in the September 2013 quarter.
Cash operating costs decreased by 6% or R187  million in the
December 2013 quarter.
Capital expenditure for the December 2013 quarter remained fairly constant at R640 million (R622 million in the September 2013 quarter).
South African operations increased expenditure by 8% or R48 million, whilst Hidden Valley recorded a 61% (R29 million) decrease in capital to R19 million.
Our focus on driving our all-in-sustaining cost lower has resulted in an all-in sustaining cost of R397 503/kg for the December 2013 quarter, a 2% improvement compared to the R404 694/kg recorded in the
September 2013 quarter and a 15% improvement over the last three quarters.
3. EMPLOYEE RELATIONS
The Association of Mineworkers and Construction Union (AMCU) sought to proceed with strike action on a number of gold mining operations with effect from 20 January 2014 in relation to the wage agreement that was finalised in September 2013 in the gold sector between the employers and the National Union of Mineworkers, UASA and Solidarity
and which was applied to all employees in the represented bargaining units. Together, these three unions represented 72% of employees in the sector. The agreed increases and improved benefits were backdated to 1 July 2013 and all employees, irrespective of union affiliation, have been in receipt of these since September 2013.
On 30 January 2014 South Africa’s Labour Court ruled that a strike threatened by the AMCU at our Kususalethu and Masimong mines would be unprotected, and that employees should continue to proceed to work. The ruling ruled that AMCU must return to court on 14 March
2014 to explain why this interim interdict that was applied for by the
Chamber of Mines should not be made permanent.

We welcome this interim ruling and remain firm in the company’s belief that the wage agreement is fair and valid. Harmony and the unions can get this industry working. By actively contributing to the success of the company, employees can and will share in its fortunes.
4. WAFI-GOLPU
On 6 December 2013 Harmony and Newcrest announced plans to
complete a feasibility study to evaluate an underground exploration programme for the Wafi-Golpu Project in PNG.
This next phase of work requires a feasibility study on underground exploration access and associated underground staging platforms to complete deep underground drilling and bulk sampling of the ore body. Underground access to the orebody through an exploration shaft would generate essential ore body knowledge required to support a future development decision. Geotechnical drilling to identify a suitable exploration shaft location has commenced.
The Johannesburg office of the engineering consulting firm
WorleyParsons TWP has been engaged to prepare the feasibility study for the proposed underground exploration access for consideration and approval by the joint venture. Their engagement also includes a review of an associated lower capital expenditure development option for the Golpu deposit to underpin the commercial decision for underground access.
The joint venture anticipates a final investment decision for the proposed underground access during the second half of calendar 2014, subject to receipt of necessary regulatory approvals.
The joint venture also aims to finalise an agreement to provide a framework for the underground exploration phase, ongoing technical and economic studies and, ultimately, the future development and operation of the project.
These planning and study activities are accommodated within the 2014 exploration budget for the project. In parallel to these planning and study activities, the joint venture will continue with investment in the community in the Wafi-Golpu project area.
5. ENVIRONMENTAL MANAGEMENT
Harmony demonstrated an improved performance in the Carbon
Disclosure Project year on year since 2010 in both the disclosure and performance leadership indices. This year we maintained a score of 98%
(holding a joint third position) Gold rating on the Disclosure Index and an A-Band Platinum rating on the Performance and Leadership Index.
Harmony and Anglo American are the only two mining companies of the JSE top 100 that achieved A-Band performance. Of the JSE top 100, only eight companies achieved A-Band ratings.
Graham Briggs
Chief executive officer
Financial overview
Net (loss)/profit
The net loss for the December 2013 quarter was R91  million, compared to a net profit of R13 million in the September 2013 quarter, mainly due to the foreign exchange translation loss recorded on the
US$-denominated loan and gold stock adjustments as a result of more gold sold than produced during the December 2013 quarter.
Other (expenses)/income – net
Included in other expenses in the December 2013 quarter is a loss of R111  million for the foreign exchange movement on the
US$-denominated syndicated loan, resulting from the Rand weakening from US$/R10.05 to US$/R10.46 at 31 December 2013.
Non-current assets classified as held for sale
During the December 2013 quarter, Sibanye Gold Limited (Sibanye)
made a cash offer to purchase the entire issued ordinary share capital of Witwatersrand Consolidated Gold Resources Limited (Wits Gold).
The transaction is subject to regulatory approvals and is expected to be completed within 12 months. The group’s investment in Wits Gold has subsequently been classified as a non-current asset held for sale.
Borrowings
During the December 2013 quarter, the Nedbank R850 million facility was refinanced with a new three year R1.3 billion Nedbank facility on substantially the same terms as the previous facility. The new revolving credit facility matures in December 2016. The outstanding amount on the Nedbank Term Loan of R458 million was settled by drawing against the new facility. The covenants on both the US$ denominated loan and
Rand facilities were renegotiated and are as follows:
• The group’s interest cover ratio shall not be less than five times
(EBITDA/Total interest);
• Current ratio shall not be less than one (current assets/current liabilities);
• Cash flow from operating activities shall be above R100 million for the six months prior to the evaluation date;
• Total net debt shall not exceed R3 billion plus the rand equivalent of
US$300 million;
• Tangible net worth to net debt ratio shall not be less than six times.
Loss/earnings per share
The earnings per share of 3 SA cents decreased to a loss per share of
21 SA cents in the December 2013 quarter.

Results for the second quarter FY14
and six months ended 31 December 2013
OPERATIONAL RESULTS
(Rand/Metric) (US$/Imperial)
South Africa
Hidden
Valley*
Total
continuing
operations
Underground production
Surface production
Total
SouthAfrica
Three
months
ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
under-
ground
Phoenix
Dumps
Kalgold*
Total
surface
Ore milled
– t’000
Dec-13
302
238
137
219
161
193
54
149
107
75
12
1 647
1 482
755
364
2 601
4 248
506
4 754
Sep-13
329
236
156
249 189
191
51
159
108
82 12 1 762
1 544
873
364
2 781 4 543
503
5 046
Gold produced
– kg
Dec-13
1 140
872
706
962
684
1 241
697
674
512
350
147
7 985
217
226
315
758
8 743
772
9 515
Sep-13
1 272 765
755
1 049
758
1 081
623
697
476
392
146
8 014
225
297
324
846
8 860
775
9 635
Gold produced
– oz
Dec-13
36 652
28 035
22 698
30 929
21 991
39 899
22 409
21 670
16 461
11 253
4 726
256 723
6 977
7 266
10 127
24 370
281 093
24 820
305 913
Sep-13
40 896
24 595
24 274
33 726
24 370
34 755
20 030
22 409 15 304
12 603
4 694
257 656
7 234 9 549
10 417
27 200 284 856 24 917
309 773
Yield –
g/tonne
Dec-13
3.77
3.66
5.15
4.39
4.25
6.43
12.91
4.52
4.79
4.67
12.25
4.85
0.15
0.30
0.87
0.29
2.06
1.53
2.00
Sep-13
3.87
3.24 4.84 4.21
4.01
5.66
12.22 4.38 4.41
4.78
12.17
4.55
0.15
0.34
0.89
0.30
1.95
1.54
1.91
Cash operating costs
– R/kg
Dec-13
389 854
320 533
374 572
352 244
353 671
200 373
199 795
261 521
294 779
383 566
221 871
306 967
279 221
357 916
318 184
318 876
308 000
316 206
308 665
Sep-13 378 360
372 256 359 825
337 704
339 471
240 274
220 342 258 561
320 525
373 446
233 966 319 395
272 796
344 552
325 694
318 246 319 286
381 274
324 272
Cash operating costs
– $/oz
Dec-13
1 198
985
1 151
1 083
1 087
616
614
804
906
1 179
682
943
858
1 100
978
980
947
972
949
Sep-13
1 182
1 163
1 124
1 055 1 060
750
688
808 1 001 1 166 731 998
852
1 076 1 017
994 997
1 191
1 013
Cash operating costs
– R/tonne
Dec-13
1 472
1 174
1 930
1 547
1 503
1 288
2 579
1 183
1 411
1 790
2 718
1 488
41
107
275
93
634
482
618
Sep-13
1 463
1 207
1 741 1 423
1 361
1 360 2 692
1 133 1 413
1 785 2 847
1 453
40 117 290
97 623
587
619
Gold sold
– kg
Dec-13
1 184
888
740
1 009
717
1 384
730
681
537
390
154
8 414
180
224
269
673
9 087
711
9 798
Sep-13
1 098
796
742
1 031 745
986 613 693
467
358
144
7 673
221
288 340 849 8 522
831
9 353
Gold sold
– oz
Dec-13
38 066
28 550
23 792
32 440
23 052
44 497
23 470
21 895
17 265
12 539
4 951
270 517
5 787
7 202
8 649
21 638
292 155
22 859
315 014
Sep-13
35 301
25 592
23 856
33 147
23 952
31 701
19 708
22 280
15 014
11 510
4 630
246 691
7 105
9 259
10 931
27 295
273 986
26 717
300 703
Revenue (R’000)
Dec-13
494 357
364 818
306 991
418 452
297 349
575 876
302 668
283 124
222 669
162 260
63 875
3 492 439
75 268
96 949
113 108
285 325
3 777 764
293 622
4 071 386
Sep-13
471 091
342 177
318 272
442 614 319 160
423 239
263 048 297 079
200 535
153 520
61 532
3 292 267 95 253 124 269
146 634
366 156
3 658 423 359 304
4 017 727
Cash operating costs
(R’000)
Dec-13
444 434
279 505
264 448
338 859
241 911
248 663
139 257
176 265
150 927
134 248
32 615
2 451 132
60 591
80 889
100 228
241 708
2 692 840
244 111
2 936 951
Sep-13
481 274
284 776
271 668
354 251
257 319
259 736
137 273
180 217
152 570
146 391
34 159
2 559 634
61 379
102 332
105 525
269 236
2 828 870
295 487
3 124 357
Inventory movement
(R’000)
Dec-13
28 010
12 659
16 146
22 591
16 418
51 668
12 367
(6 288)
9 603
28 051
3 043
194 268
(11 068)
143
(13 675)
(24 600)
169 668
(20 733)
148 935
Sep-13
(86 317)
3 625
(6 345)
(8 697)
476
(34 582)
(1 659)
(1 589) (2 391) (19 548)
(1 020)
(158 047)
(317)
(4 017) 2 559 (1 775)
(159 822)
16 283 (143 539)
Operating costs
(R’000)
Dec-13
472 444
292 164
280 594
361 450
258 329
300 331
151 624
169 977
160 530
162 299
35 658
2 645 400
49 523
81 032
86 553
217 108
2 862 508
223 378
3 085 886
Sep-13
394 957
288 401 265 323
345 554
257 795
225 154
135 614
178 628
150 179
126 843
33 139 2 401 587
61 062
98 315 108 084 267 461
2 669 048 311 770
2 980 818
Operating profit
(R’000)
Dec-13
21 913
72 654
26 397
57 002
39 020
275 545
151 044
113 147
62 139
(39)
28 217
847 039
25 745
15 917
26 555
68 217
915 256
70 244
985 500
Sep-13
76 134
53 776 52 949
97 060
61 365
198 085 127 434
118 451
50 356
26 677 28 393 890 680
34 191
25 954
38 550 98 695
989 375
47 534
1 036 909
Operating profit
($’000)
(R’000)
Dec-13
2 164
7 178
2 609
5 632
3 856
27 227
14 924
11 180
6 140
(4)
2 788
83 694
2 544
1 572
2 623
6 739
90 433
6 941
97 374
Sep-13
7 644
5 400
5 317
9 746
6 161
19 890
12 797
11 894 5 057
2 679
2 850
89 435
3 434
2 606 3 871
9 911
99 346
4 772 104 118
Capital expenditure
(R’000)
Dec-13
130 309
63 513
98 511
78 740
40 571
64 190
29 220
37 936
24 652
36 768
641
605 051
931
2 463
12 607
16 001
621 052
19 082
640 134
Sep-13
120 048
60 100 90 762
67 598 37 819
61 509
31 922
42 056 17 228 35 411
562
565 015
–
129
8 023
8 152
573 167
48 478 621 645
Capital expenditure
($’000)
Dec-13
12 876
6 276
9 734
7 780
4 009
6 343
2 887
3 748
2 436
3 633
63
59 785
92
243
1 246
1 581
61 366
1 885
63 251
Sep-13
12 055
6 035
9 114
6 788
3 798 6 176
3 205
4 223
1 730
3 556 56
56 736
–
13
806
819
57 555
4 868 62 423
Adjusted operating costs
– R/kg
Dec-13
408 698
346 101
389 497
367 910
371 109
222 422
216 640
258 728
307 717
422 833
240 307
323 996
275 126
361 752
330 343
326 029
324 163
316 287
323 591
Sep-13
375 072
375 492
364 217
341 375
362 285
232 532
226 822
263 371 329 937
359 871 235 119
321 965
276 299 341 372
321 027
316 285 321 399 376 717 326 314
Adjusted operating costs
– $/oz
Dec-13
1 256
1 064
1 197
1 131
1 141
684
666
795
946
1 299
739
996
846
1 112
1 015
1 002
996
969
994
Sep-13
1 171
1 173
1 138 1 066
1 132
726 708 823
1 031
1 124 734
1 006
863
1 066 1 003
988 1 004
1 177
1 019
All-in sustaining costs
– R/kg
Dec-13
533 624
416 838
503 058
458 501
447 878
278 028
241 303
299 632
373 246
526 404
263 910
400 445
280 299
386 310
393 782
360 943
397 713
394 820
397 503
Sep-13
499 528
453 515 497 604
418 042
428 681
306 233
248 992
299 968
380 985
470 106
253 014 400 649
276 299
352 628
359 453
335 492
393 978
514 593
404 694
All-in sustaining costs
– $/oz
Dec-13
1 640
1 281
1 546
1 409
1 376
854
742
921
1 147
1 618
811
1 231
861
1 187
1 210
1 109
1 222
1 209
1 222
Sep-13
1 560
1 416
1 554
1 306
1 339
956
778
937 1 190
1 468
790
1 251
863 1 101
1 123 1 048
1 230
1 607
1 264
* Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
Refer to note 2 of the Financial Statements.

Results for the second quarter FY14
and six months ended 31 December 2013
Commentary on operational results
Quarter-on-quarter
Harmony increased its underground recovered grade by 7% to 4.85g/t, representing a third consecutive quarter of increased grade.
Harmony’s production for the second quarter of financial year
2014 compared well with the previous quarter, with a 1% decrease to 9 515kg.
Cash operating costs decreased by 5% to R308 665/kg mainly due to the decrease in the electricity price tariffs, compared to the previous quarter which included winter tariffs.
All-in sustaining costs decreased by 2% quarter-on-quarter from
R404 694/kg to R397 503/kg mainly due to a 5% increase in gold sold during the quarter. Production delivery against a lower operating cost base remains the key focus at all of our operations during the next quarter.
SOUTH AFRICAN OPERATIONS
Kusasalethu
Kusasalethu’s results were adversely affected by the spillage and flooding of the return ventilation shaft and sub-shaft bottoms which hampered rock hoisting during the quarter.
During the March 2014 quarter, management will focus on increasing the availability of the engineering equipment in order to reduce production downtime.
Doornkop
Doornkop had a good quarter, with a 14% increase in production mainly due to a 13% increase in grade. Cash operating cost improved by 14% to R320 533/kg while the all-in sustaining costs improved by
8% to R 416 838/kg.
The Kimberley Reef mine was always earmarked for closure as the new
South Reef mine increased production at a higher recovered grade.
Mechanized mining methods are used on the Kimberley Reef horizon
(mining high volumes at a much lower grade), which is extremely sensitive to gold price fluctuations and in the current gold price environment, the end of its economic life was brought closer.
Closing the Kimberley Reef will have a positive effect on both the costs and grade of Doornkop. Production at the higher-grade South Reef project is ramping up to scheduled full production in financial year
2016. Focus during the next quarter will be to achieve targets relating to tonnes and grade, as well as to conclude the Kimberley Reef’s section 189 process.
Phakisa
Phakisa’s 6% increase in recovered grade quarter-on-quarter (to
5.15g/t) partly countered the effect of a 12% decrease in tonnes milled, resulting in gold production of 706kg of gold during the quarter.
All-in sustaining costs remained stable at R503 058/kg. During the
March 2014 quarter, on-going rehabilitation work to the Freddies.
3 ventilation shaft will continue. The scope of the rehabilitation work increased after another smaller cavity was identified during the re-sink and re-lining process.
Tshepong
Tshepong’s gold production decreased due to a section 54 stoppage after a fatality occurred. The decrease of 12% in tonnes milled, offset by a 4% increase in recovered grade (at 4.39g/t) resulted in an 8%
decrease in gold production to 962kg.
Cash operating costs increased by 4% quarter-on-quarter while the all-in sustaining costs increased by 10% to R458 501/kg, as a result of lower volumes and higher capital expenditure during the quarter.
Tshepong’s focus during the next quarter will be on creating stoping face length in the higher grade areas of the mine and maintaining reef meter development.
Masimong
Masimong had another challenging quarter with gold production being
10% less at 684kg, due to a 15% decrease in volumes quarter-on-
quarter. General underperformance and a fatality during the December
2013 quarter had a negative impact on production.
However, recovered grade increased by 6% quarter-on-quarter
to 4.25g/t.
The decrease in gold production resulted in a 4% increase in cash operating cost at R353 671/kg and together with higher capital expenditure quarter-on-quarter, a 4% increase in all-in sustaining costs from R428 681/kg to R447 878/kg.
The focus in the next quarter will be to address the underperformance to ensure a turnaround at the mine. Actions include: restructuring the shaft, equipping and mining high grade pillars that were previously left un-mined and reduce maintenance capital to an absolute minimum.
Target 1
Target 1 had another excellent quarter with a 14% increase in recovered grade and a 15% increase in gold production.
The mine’s sustained operational improvements resulted in a lower all-in sustaining cost of R278 028/kg and a 17% reduction in cash operating cost to R200 373/kg.
Bambanani
Gold production increased by 12% quarter-on-quarter, due to a 6%
increase in both volumes and recovered grade at 12.91g/t.
Bambanani has the lowest all-in sustaining cost in the company at
R241 303/kg, as well as the best cash operating cost at R199 795/kg.
During the March 2014 quarter Bambanani will continue its good performance, through a further increase in volume.
Joel
Stoppages in December 2013 resulted in a 6% decrease in tonnes milled at Joel. Recovered grade increased by 3% to 4.52g/t, resulting in a 3% decrease in gold to 674kg.
Quarter-on-quarter cash operating cost increased slightly to R261 521/kg and all-in sustaining costs remained stable at R299 632/kg.
Unisel
Unisel had a good production quarter due to a 9% increase in recovered grade (from 4.41g/t to 4.79g/t), resulting in a 8% increase in  gold production to 512kg.
Cash operating costs improved by 8% to R294 779/kg quarter-on-
quarter and all-in sustaining costs decreased from R380 985/kg to
R373 246/kg.

Target 3
Target 3 had a very challenging quarter. Tonnes decrease by 9% (from
82 000t to 75 000t), the recovered grade decreased by 2% to 4.67g/t, which resulted in an 11% decrease in gold production to 350kg.
Due to the underperformance in gold output the cash operating cost also increased by 3% to R383 566/kg.
All-in sustaining cost increased by 12% to R526 404/kg.
A review of Target 3’s performance was done in January to assess the underperformance. The focus will be on opening up the Basal Reef.
Steyn 2
Tonnes milled remained steady quarter-on-quarter at 12 000t while the recovered grade increased by 1% from 12.17g/t to 12.25g/t, resulting in gold production remaining steady.
Cash operating costs improved by 5% quarter-on-quarter to R221 871/kg and all-in sustaining costs increased from R253 014/kg to R263 910/kg, due to higher capital spent quarter-on-quarter.
Phoenix (tailings)
Recovered grade remained stable at 0.15g/t while 4% less tonnes were milled at Phoenix during the quarter, which resulted in a 4% decrease in gold production to 217kg.
The decrease in gold output resulted in a 2% increase in cash operating costs to R279 221/kg and a slight increase in all-in sustaining costs from
R276 299/kg to R280 299/kg in the quarter.
During the March 2014 quarter, focus will remain on optimising efficiency, recovery and cost control.
Surface dumps
Quarter-on-quarter gold production decreased by 24% due to a 14%
decrease in tonnes milled. Grade was 12% lower at 0.30g/t.
The decrease in gold output resulted in a 4% increase in cash operating costs to R357 916/kg and a 10% increase quarter-on-quarter in all-in sustaining costs at R386 310/kg.
Kalgold
Kalgold’s gold production decreased by 3% quarter-on-quarter to
315kg, as tonnes were in line with the previous quarter while recovered grade was 2% lower at 0.87g/t for the December 2013 quarter.
Cash operating cost decreased by 2% to R318 184/kg while all-in sustaining costs increased by 10% to R393 782/kg due to an increase in the total capital expenditure on the new oxygen plant, costs incurred on the new residue tank and other plant refurbishment projects.
During the quarter, a decision was taken to postpone the scheduled replacements of A and B mills to the next financial year in line with the capital reduction initiative throughout the Company.
INTERNATIONAL OPERATIONS
Hidden Valley
(held in Morobe Mining Joint Ventures – 50% of
attributable production reflected)
Hidden Valley’s tonnes milled and recovered grade at 1.53g/t was in line with the previous quarter and resulted in gold production of 772kg during the December 2013 quarter. Silver production at 272 710oz was
8%, higher than the previous quarter
Cash operating costs improved by 17% to R316 206/kg, while all-in sustaining costs decreased by 23% to R394 820/kg during the quarter, due to lower production stripping, increased silver by-product credits, lower sustaining capital expenditure and continued cost reduction efforts.
The operating performance of the overland conveyor improved during the quarter and minor configuration changes to the crusher were completed.
Exploration highlights
INTERNATIONAL (PAPUA NEW GUINEA)
Morobe Mining Joint Venture (MMJV) (50% Harmony)
Wafi-Golpu
In addition to what is said in the message from the chief executive officer on page 5:
Harmony and its joint venture partner, Newcrest Mining Limited, plan to undertake a feasibility study to evaluate an underground exploration program for the Wafi-Golpu Project. The underground exploration program is proposed to include an exploration shaft to facilitate deep drilling and bulk sampling of the orebody to generate essential orebody knowledge required to support a future development decision.
Geotechnical drilling to identify a suitable exploration shaft location is in progress.
A final investment decision for the proposed underground exploration program is expected during the second half of calendar 2014, subject to receipt of necessary government and regulatory approvals. Work is continuing on a substantially lower capital expenditure development option for Wafi-Golpu and drilling activity has been scaled down from four rigs to only one drill assigned to resource definition continuing into the third quarter.
Drilling during the quarter delivered the following results (also refer to the projection view schematic below):
North-south resource definition hole confirms continuity of porphyry and high grade mineralisation
• 943.49m @ 1.28g/t Au and 1.44% Cu from 996m (WR499)2
• Including 560m @1.88g/t Au and 2.13% Cu from 1252m
New zone of higher grade gold mineralisation identified between Golpu and Wafi
• 54m @ 3.61g/t Au from 146m (WR502)

Results for the second quarter FY14
and six months ended 31 December 2013
Figure 1: Projection view of Wafi-Golpu
1 Resource estimates quoted on 100% basis – refer Harmony’s Mineral Resources & Reserves statement as at 30 June 2013
2 Partial result reported
Figure 2: Harmony PNG Exploration project locations and Q2 work summary

Results for the
second quarter FY14 and
six months ended
31 December 2013
(Rand)

Results for the second quarter FY14
and six months ended 31 December 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Rand)
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
2013
2013
2012
2013
2012
2013
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Figures in million
Note
(Restated)*
(Restated)*
(Restated)*
Continuing operations
Revenue 4 071 4 018 4 613 8 089 8 891 15 902
Cost of sales 3 (3 817) (3 735) (3 508) (7 552) (7 018) (16 448)
Production costs (3 086) (2 981) (2 956) (6 067) (5 834) (11 321)
Amortisation and depreciation (565) (577) (509) (1 142) (1 002) (2 001)
Impairment of assets – – – – – (2 733)
Other items (166) (177) (43) (343) (182) (393)
Gross profit/(loss)
254
283
1 105
537
1 873
(546)
Corporate, administration and other
expenditure
(102) (108) (111) (210) (217) (465)
Social investment expenditure (21) (38) (25) (59) (45) (127)
Exploration expenditure (112) (142) (160) (254) (296) (673)
Profit on sale of property,
plant and equipment
– – 69 – 124 139
Other (expenses)/income – net 6 (140) 1 (47) (139) (44) (350)
Operating (loss)/profit
(121)
(4)
831
(125)
1 395
(2 022)
Profit from associates 4 3 – 7 – –
Impairment of investments – (7) – (7) (48) (88)
Net gain on financial instruments 39 74 92 113 166 173
Investment income 50 45 38 95 71 185
Finance cost (57) (60) (75) (117) (133) (256)
(Loss)/profit before taxation
(85)
51
886
(34)
1 451
(2 008)
Taxation (6) (38) (221) (44) (373) (655)
Normal taxation – (49) (115) (49) (226) (271)
Deferred taxation (6) 11 (106) 5 (147) (384)
Net (loss)/profit from continuing
operations
(91)
13
665
(78)
1 078
(2 663)
Discontinued operations
Profit from discontinued operations – – 82 – 171 314
Net (loss)/profit for the period
(91)
13
747
(78)
1 249
(2 349)
Attributable to:
Owners of the parent
(91) 13 747 (78) 1 249 (2 349)
(Loss)/earnings per ordinary
share (cents)
4
(Loss)/earnings from continuing
operations
(21) 3 154 (18) 249 (616)
Earnings from discontinued
operations
– – 19 – 40 73
Total (loss)/earnings
(21)
3
173
(18)
289
(543)
Diluted (loss)/earnings per
ordinary share (cents)
4
(Loss)/earnings from continuing
operations
(21) 3 154 (18) 249 (616)
Earnings from discontinued
operations
– – 19 – 40 73
Total diluted (loss)/earnings
(21)
3
173
(18)
289
(543)
* The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details.
The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2013 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. The condensed consolidatied financial statements for the six months ended 31 December 2013 were reviewed by the group’s external auditors, PricewaterhouseCoopers Incorporated
(see note 13).
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Rand)
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
2013
2013
2012
2013
2012
2013
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Figures in million
(Restated)*
(Restated)*
(Restated)*
Net (loss)/profit for the period (91) 13 747 (78) 1 249 (2 349)
Other comprehensive income/(loss)
for the period, net of income tax
378 (695) 195 (317) 220 737
Foreign exchange translation 370 (694) 172 (324) 197 742
Movements on investments 8 (1) 23 7 23 (5)
Total comprehensive
income/(loss) for the period
287
(682)
942
(395)
1 469
(1 612)
Attributable to:
Owners of the parent 287 (682) 942 (395) 1 469 (1 612)
* The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details.
The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Rand)
for the six months ended 31 December 2013
Figures in million
Note
Share capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2013 as previously reported 28 325 3 464 522 32 311
Restatement for IFRIC 20 2 – (22) (74) (96)
Restated balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 145 – 145
Net loss for the period – – (78) (78)
Other comprehensive loss for the period – (317) – (317)
Balance – 31 December 2013
28 325
3 270
370
31 965
Balance – 30 June 2012 as previously reported 28 331 2 444 3 307 34 082
Restatement for IFRIC 20 2 – (15) (94) (109)
Restated balance – 30 June 2012 28 331 2 429 3 213 33 973
Share-based payments – 130 – 130
Net profit for the period – – 1 249 1 249
Other comprehensive income for the period – 220 – 220
Dividends paid
1
– – (218) (218)
Balance – 31 December 2012
28 331
2 779
4 244
35 354
1
Dividend of 50 SA cents declared on 13 August 2012.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the second quarter FY14
and six months ended 31 December 2013
CONDENSED CONSOLIDATED BALANCE SHEETS
(Rand)
At
At
At
At
31 December
30 September
30 June
31 December
2013
2013
2013
2012
(Unaudited)
(Audited)
Figures in million
Note
(Restated)*
(Restated)*
ASSETS
Non-current assets
Property, plant and equipment 32 663 32 195 32 732 33 931
Intangible assets 2 193 2 191 2 191 2 192
Restricted cash 38 38 37 37
Restricted investments 2 180 2 143 2 054 2 020
Deferred tax assets 91 93 104 554
Investments in associates 115 112 109 –
Investments in financial assets 4 42 49 159
Inventories 57 57 57 57
Trade and other receivables – – – 13
Total non-current assets
37 341
36 871
37 333
38 963
Current assets
Inventories 1 423 1 482 1 417 1 066
Trade and other receivables 1 149 1 238 1 162 1 292
Income and mining taxes 106 103 132 –
Restricted cash 15 – – –
Cash and cash equivalents 2 323 2 288 2 089 2 511
5 016 5 111 4 800 4 869
Non-current assets and assets of disposal groups classified
as held for sale
5 46 – – 1 822
Total current assets
5 062
5 111
4 800
6 691
Total assets
42 403
41 982
42 133
45 654
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 28 325 28 325 28 325 28 331
Other reserves 3 270 2 790 3 442 2 779
Retained earnings 370 461 448 4 244
Total equity
31 965
31 576
32 215
35 354
Non-current liabilities
Deferred tax liabilities 3 000 2 998 3 021 3 270
Provision for environmental rehabilitation 2 016 1 990 1 997 1 912
Retirement benefit obligation 201 198 194 184
Other provisions 71 63 55 40
Borrowings 6 3 280 2 868 2 252 2 072
Total non-current liabilities
8 568
8 117
7 519
7 478
Current liabilities
Borrowings 6 – 291 286 301
Income and mining taxes – 24 4 16
Trade and other payables 1 870 1 974 2 109 2 050
1 870 2 289 2 399 2 367
Liabilities of disposal groups classified as held for sale – – – 455
Total current liabilities
1 870
2 289
2 399
2 822
Total equity and liabilities
42 403
41 982
42 133
45 654
* The audited June 2013 annual results and interim December 2012 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(Rand)
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
2013
2013
2012
2013
2012
2013
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations
700 238 1 392 938 2 729 3154
Interest and dividends received 32 26 30 58 56 138
Interest paid (21) (29) (29) (50) (58) (125)
Income and mining taxes paid (28) – (221) (28) (113) (312)
Cash generated by operating activities
683
235
1 172
918
2 614
2 855
Cash flow from investing activities
Cash transferred to disposal group
– – (90) – (252) –
Proceeds on disposal of investment in
subsidiary
– – – – – 1 264
Proceeds on disposal of Merriespruit South – – 61 – 61 –
Purchase of investments – – – – – (86)
Other investing activities (1) (9) (45) (10) (45) (4)
Net additions to property, plant and
equipment
1
(624) (618) (1 047) (1 242) (1 940) (3 652)
Cash utilised by investing
activities
(625)
(627)
(1 121)
(1 252)
(2 176)
(2 478)
Cash flow from financing activities
Borrowings raised
– 612 348 612 678 678
Borrowings repaid (3) (3) (164) (6) (173) (333)
Ordinary shares issued – net of expenses – – – – – 1
Option premium on BEE transaction – – – – – 2
Dividends paid – – – – (218) (435)
Cash generated/(utilised) by financing
activities
(3)
609
184
606
287
(87)
Foreign currency translation adjustments
(20)
(18)
10
(38)
13
26
Net increase in cash and cash equivalents 35 199 245 234 738 316
Cash and cash equivalents – beginning of
period
2 288 2 089 2 266 2 089 1 773 1 773
Cash and cash equivalents – end of
period
2 323
2 288
2 511
2 323
2 511
2 089
1
Includes capital expenditure for Wafi-Golpu and other International projects of R0 million in the December 2013 quarter (September 2013: R0 million)(June 2013: R133 million) (December 2012:
R7 million) and R537 million in the 12 months ended 30 June 2013.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the second quarter FY14
and six months ended 31 December 2013
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 31 December 2013 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the six months ended 31 December 2013 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the
International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2013.
IFRS 7 Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS 12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
IFRSs Annual Improvements 2009 – 2011
IAS 19 Employee Benefits (Revised 2011)
IAS 27 Separate Financial Statements (Revised 2011)
IAS 28 Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
New standards and amendments which have an impact on the condensed consolidated financial statements of the group are described below:
IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI). Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The impact for the group was immaterial.
IFRS 11 requires joint operations to be accounted at the group’s interest in the assets, liabilities, revenue and expenses of the joint operation.
Harmony previously accounted for joint operations using the proportional consolidation method. The change in accounting policy has not had an impact on any previously reported numbers.
IFRIC 20 clarifies the requirements for accounting for costs of stripping activity in the production phase of surface mining. Stripping assets that cannot be attributed to an identifiable component of the orebody will be written off to retained earnings on adoptions of IFRIC 20. Refer to note 2 for further details.
2.
Change in accounting policies
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods.
Harmony has applied IFRIC 20 on a prospective basis from 1 July 2011 in compliance with the transitional requirements of IFRIC 20.
Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.
A stripping activity asset shall be recognised if all of the following are met:
(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;
(ii) the entity can identify the component of the orebody for which access has been improved; and
(iii) the cost relating to the stripping activity associated with that component can be measure reliably.
The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units of production method.
Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of R54 million was written off to retained earnings.
The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.
The results for the six months ended 31 December 2013, year ended 30 June 2013 and the financial position at those dates have been reviewed and audited respectively, but the restatement of the results and balances affected by IFRIC 20 have not been audited.

Reconciliation of the effect of the change in accounting standard:
Condensed consolidated income statements
Quarter ended
Six months ended
Year ended
31 December
31 December
30 June
2012
2012
2013
(Unaudited)
(Audited)
Cost of sales
Production costs
As previously reported
(2 980) (5 850) (11 400)
IFRIC 20 adjustment 24 16 79
Restated (2 956) (5 834) (11 321)
Amortisation and depreciation
As previously reported
(501) (982) (1 942)
IFRIC 20 adjustment (8) (20) (59)
Restated (509) (1 002) (2 001)
Increase/decrease in net profit/loss for the period*
16
(4)
20
* There is no material taxation effect on these items.
Condensed consolidated statements of comprehensive income
Quarter ended
Six months ended
Year ended
31 December
31 December
30 June
2012
2012
2013
(Unaudited)
(Audited)
Increase/decrease in net profit/loss for the period*
16
(4)
20
Other comprehensive income for the period net of income tax
Foreign exchange translation
As previously reported
174 200 749
IFRIC 20 adjustment (2) (3) (7)
Restated 172 197 742
Increase/decrease in total comprehensive income/loss for the period
14
(7)
13
* There is no material taxation effect on these items.
Condensed consolidated balance sheets
At
At
30 June
31 December
2013
2012
Figures in million
(Audited)
Non-current assets
Property, plant and equipment
As previously reported
32 820 34 028
IFRIC 20 adjustment (88) (97)
Restated 32 732 33 931
Current assets
Inventories
As previously reported
1 425 1 085
IFRIC 20 adjustment (8) (19)
Restated 1 417 1 066
Share capital and reserves
Other reserves
As previously reported
3 464 2 797
IFRIC 20 adjustment
1
(22) (18)
Restated 3 442 2 779
Retained earnings
As previously reported
522 4 342
IFRIC 20 adjustment (74) (98)
Restated 448 4 244
Decrease in total equity
(96)
(116)
1
Translation effect of the IFRIC 20 adjustments on foreign operations (Hidden Valley).
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the period ended 31 December 2013 (Rand)

Results for the second quarter FY14
and six months ended 31 December 2013
Earnings/(loss) and headline earnings per share
Quarter ended
Six months ended
Year ended
31 December
31 December
30 June
2012
2012
2013
(Unaudited)
(Audited)
Total basic and diluted earnings/(loss) per share (cents)
As previously reported
169 290 (548)
IFRIC 20 adjustment 4 (1) 5
Restated 173 289 (543)
Total headline earnings
Figures in million
As previously reported 680 1 209 204
IFRIC 20 adjustment 16 (4) 20
Restated 696 1 205 224
Headline earnings per share (cents)
As previously reported
158 281 47
IFRIC 20 adjustment 4 (1) 5
Restated 162 280 52
Diluted headline earnings (cents)
As previously reported
157 280 47
IFRIC 20 adjustment 4 (1) 5
Restated 161 279 52
3.
Cost of sales
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
2013
2013
2012
2013
2012
2013
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Figures in million
(Restated)*
(Restated)*
(Restated)*
Production costs – excluding royalty 3 047 2 943 2 888 5 990 5 710 11 104
Royalty expense 39 38 68 77 124 217
Amortisation and depreciation 565 577 509 1 142 1 002 2 001
Impairment of assets – – – – – 2 733
Rehabilitation (credit)/expenditure
1
(15) 15 (1) – 6 (24)
Care and maintenance cost of
restructured shafts
18 17 16 35 36 68
Employment termination and
restructuring costs
2
50 94 – 144 7 46
Share-based payments
3
113 51 21 164 126 266
Other – – 7 – 7 37
Total cost of sales
3 817
3 735
3 508
7 552
7 018
16 448
* The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
1. A credit of R24 million arose in the December 2013 quarter as a result of work performed in the Free State, resulting in a reduction in the rehabilitation liability.
2. Included in the September and December 2013 quarters are amounts relating to the restructuring at Hidden Valley and the voluntary retrenchment packages offered in South Africa.
3. This includes the cost relating to the Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. The December 2013 quarter includes costs related to the acceleration of vesting for employees who took voluntary retrenchment.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the period ended 31 December 2013 (Rand)

4.
Earnings/(loss) and net asset value per share
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
2013
2013
2012
2013
2012
2013
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
(Restated)*
(Restated)*
(Restated)*
Weighted average number
of shares ( million)
432.9 432.6 431.6 432.8 431.6 431.9
Weighted average number of diluted
shares ( million)
433.4 433.0 432.6 433.8 432.6 432.7
Total (loss)/earnings per share
(cents):
Basic (loss)/earnings
(21) 3 173 (18) 289 (543)
Diluted (loss)/earnings (21) 3 173 (18) 289 (543)
Headline (loss)/earnings (21) 5 162 (16) 280 52
– from continuing operations (21) 5 143 (16) 240 3
– from discontinued operations – – 19 – 40 49
Diluted headline (loss)/earnings (21) 5 161 (16) 279 52
– from continuing operations (21) 5 142 (16) 239 3
– from discontinued operations – – 19 – 40 49
Figures in million
Reconciliation of headline
(loss)/earnings:
Continuing operations
Net (loss)/profit (91) 13 665 (78) 1 078 (2 663)
Adjusted for:
Impairment of investments
1
– 7 – 7 – 88
Impairment of assets – – – – 48 2 733
Taxation effect on impairment of assets – – – – – (38)
Profit on sale of property,
plant and equipment
– – (69) – (124) (139)
Taxation effect of profit on sale of
property, plant and equipment
– – 18 – 32 31
Headline (loss)/earnings
(91)
20
614
(71)
1 034
12
Discontinued operations
Net profit – – 82 – 171 314
Adjusted for:
Profit on sale of investment in
subsidiary
1
– – – – – (102)
Headline earnings
–
–
82
–
171
212
Total headline (loss)/earnings
(91)
20
696
(71)
1 205
224
1
There is no taxation effect on these items.
Net asset value per share
At
At
At
At
31 December
30 September
30 June
31 December
2013
2013
2013
2012
(Unaudited)
(Audited)
(Restated)*
(Restated)*
Number of shares in issue 435 693 819 435 289 890 435 289 890 435 257 691
Net asset value per share (cents) 7 337 7 254 7 405 8 123
* The audited June 2013 annual results, interim December 2012 and unaudited December 2012 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the period ended 31 December 2013 (Rand)

Results for the second quarter FY14
and six months ended 31 December 2013
5.
Non-current assets and assets of disposal groups classified as held for sale
During the December 2013 quarter, a cash offer for Witwatersrand Consolidated Gold Resources Limited’s (Wits Gold) entire share capital was made to all Wits Gold shareholders by Sibanye Gold Limited. Harmony has accepted the offer. Following this, R46 million which represents
Harmony’s fair value stake in Wits Gold has been classified as a non-current asset held for sale (formerly classified as Investment in financial assets) under IFRS 5. A regulatory process is being followed and the sale is expected to be completed within the next 12 months.
6.
Borrowings
Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. During the December 2013 quarter there were no draw downs and the drawn level remains at US$270 million. The weakening of the
Rand against the US$ resulted in a foreign exchange translation loss of R111 million being recorded, increasing the borrowings balance and
Other expenses-net. The facility is repayable by September 2015.
Harmony refinanced its Nedbank revolving credit facility and entered into a new agreement for R1.3 billion revolving credit facility during the
December 2013 quarter. The interest rate is equivalent to JIBAR + 350 basis points and is repayable by December 2016.
At the same time management also agreed an amended set of financial covenants with the lender group, to give the group more long-term financial flexibility. Two of the covenants were re-negotiated as follows:
• The interest cover measure has been changed from EBIT to EBITDA
1
and the ratio of cover has changed from two times to five times.
• The ratio of Market Capitalisation to Net Debt has been replaced by the ratio of Tangible Net Worth
2
to Net Debt. The ratio remained the
same at six times.
1
EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.
2
Tangible Net Worth is defined as total equity less intangible assets.
The covenants applicable to all Harmony debt facilities are accordingly as follows:
• The group’s interest cover ratio shall not be less than five (EBITDA/Total interest).
• Current ratio shall not be less than one (current assets/current liabilities).
• Cash flow from operating activities shall be above R100 million for the six months prior to the evaluation date.
• Total net debt shall not exceed R3 billion plus the rand equivalent of US$300 million.
• Tangible Net Worth to facilities outstanding ratio shall not be less than six times.
7.
Financial risk management activities
Fair value determination
The following table presents the group’s assets and liabilities that are measured at fair value by level within the fair value hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices)
or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).
At
At
At
At
31 December
30 September
30 June
31 December
2013
2013
2013
2012
Figures in million
(Unaudited)
(Audited)
Available-for-sale financial assets
1
*
Level 1 46 37 44 96
Level 2 – – – –
Level 3 4 5 5 63
Fair value through profit and loss
2
*
Level 1 – – – –
Level 2 934 1 116 1 041 1 135
Level 3 – – – –
1
Level 1 fair values are directly derived from actively traded shares on the JSE.
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis to ensure that significant prolonged decline in the value of the investments has not occurred. The December 2012 balance includes the interest in Rand Refinery. At the end of the 2013 financial year, the investment in Rand Refinery was reclassified as an investment in associate on obtaining significant influence.
2
The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE and are discounted at market interest rate.
* Includes non-current assets or disposal groups held for sale where applicable.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the period ended 31 December 2013 (Rand)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the period ended 31 December 2013 (Rand)
8.
Commitments and contingencies
At
At
At
At
31 December
30 September
30 June
31 December
2013
2013
2013
2012
Figures in million
(Unaudited)
(Audited)
Capital expenditure commitments:
Contracts for capital expenditure
322 351 416 576
Authorised by the directors but not contracted for 1 152 1 835 1 545 1 572
1 474
2 186
1 961
2 148
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s integrated annual report for the financial year ended 30 June 2013, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013.
9.
Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter, Frank Abbott purchased 65 600 shares.
10. Subsequent events
There were no subsequent events to report.
11. Segment report
The segment report follows on page 23.
12. Reconciliation of segment information to consolidated income statements and balance sheets
Six months ended
31 December
31 December
2013
2012
Figures in million
(Restated)*
The “Reconciliation of segment information to consolidated financial statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross profit
Total segment revenue 8 089 9 542
Total segment production costs (6 067) (6 215)
Production profit per segment report 2 022 3 327
Discontinued operations – (270)
Production profit from continuing operations 2 022 3 057
Cost of sales items, other than production costs and royalty expense (1 485) (1 184)
Gross profit as per income statements
1
537
1 873
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Results for the second quarter FY14
and six months ended 31 December 2013
31 December
31 December
2013
2012
Figures in million
(Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment Mining assets
1 133 942
Undeveloped property 5 139 5 139
Other non-mining assets 89 62
Wafi-Golpu assets 1 069 804
Less: Non-current assets previously classified as held for sale
– (1 233)
7 430
5 714
* The interim December 2012 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
.
13. Review report
These condensed consolidated financial statements for the six months ended 31 December 2013 on pages 12 to 23 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. A copy of the auditor’s report on the condensed consolidated financial statements is available for inspection at the company’s registered office, together with the financial statements identified in the auditor’s report.

Segment report
(Rand/Metric)
for the six months ended 31 December 2013
Revenue
Production cost*
Production
profit*
Mining assets
*
Capital
expenditure
@
Kilograms
produced
#
Tonnes milled
#
31 December
31 December
31 December
31 December
31 December
31 December
31 December
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu
965 976 867 840 98 136 3 502 3 329 250 217 2 412 2 003 631 466
Doornkop 707 886 581 542 126 344 3 380 3 330 124 151 1 637 1 875 474 517
Phakisa 625 638 546 491 79 147 4 530 4 593 189 158 1 461 1 367 293 270
Tshepong 861 1 077 707 751 154 326 3 986 3 484 146 149 2 011 2 310 468 567
Masimong 617 925 516 519 101 406 1 021 998 78 80 1 442 1 978 350 477
Target 1 999 979 525 465 474 514 2 690 2 703 126 188 2 322 2 157 384 356
Bambanani
(a)
691 426 356 306 335 120 881 1 004 62 70 1 613 911 129 98
Joel 580 821 349 343 231 478 354 260 80 79 1 371 1 750 308 321
Unisel 423 453 311 299 112 154 347 665 42 35 988 962 215 233
Target 3 316 364 289 262 27 102 508 398 72 68 742 798 157 169
Surface
All other surface operations
652 730 485 493 167 237 472 365 25 200 1 604 1 645 5 382 4 800
Total South Africa
7 436
8 275
5 532
5 311
1 904
2 964
21 671
21 129
1 194
1 395
17 603
17 756
8 791
8 274
International
Hidden Valley
653 616 535 523 118 93 3 562 5 855 68 236 1 547 1 331 1 009 947
Total international
653
616
535
523
118
93
3 562
5 855
68
236
1 547
1 331
1 009
947
Total continuing
operations
8 089
8 891
6 067
5 834
2 022
3 057
25 233
26 984
1 262
1 631
19 150
19 087
9 800
9 221
Discontinued operations
Evander
–
651
–
381
–
270 – 1 233 – 109 – 1 480 – 300
Total discontinued
operations
–
651
–
381
–
270
–
1 233
–
109
–
1 480
–
300
Total operations
8 089
9 542
6 067
6 215
2 022
3 327
25 233
28 217
1 262
1 740
19 150
20 567
9 800
9 521
Reconciliation of the
segment information to
the consolidated financial
statements (refer to note 12)
–
(651) – (381) 7 430 5 714
8 089
8 891
6 067
5 834
32 663
33 931
* The interim December 2012 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
#
Production statistics are unaudited.
@
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R0 million (2012: R255 million).
(a) Includes Steyn 2.

Results for the second quarter FY14
and six months ended 31 December 2013
Operating results
(US$/Imperial)
South Africa
Hidden Valley*
Total
Harmony
Underground production
Surface production
Total
South Africa
Three
months
ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
under-
ground
Phoenix
Dumps
Kalgold*
Total
surface
Ore milled
– t’000
Dec-13
333
262
151
241
178
213
60
164
118
83
13
1 816
1 634
833
401
2 868
4 684
558
5 242
Sep-13
363 260
172
275 208
211 56 175 119 90
13
1 942 1 703 963
401
3 067
5 009
555 5 564
Gold produced
– oz
Dec-13
36 652
28 035
22 698
30 929
21 991
39 899
22 409
21 670
16 461
11 253
4 726
256 723
6 977
7 266
10 127
24 370
281 093
24 820
305 913
Sep-13 40 896 24 595
24 274
33 726
24 370
34 755
20 030
22 409
15 304
12 603 4 694
257 656
7 234
9 549
10 417
27 200 284 856
24 917 309 773
Yield –
oz/t
Dec-13
0.110
0.107
0.150
0.128
0.124
0.187
0.373
0.132
0.140
0.136
0.364
0.141
0.004
0.009
0.025
0.008
0.060
0.044
0.058
Sep-13
0.113
0.095
0.141 0.123
0.117
0.165 0.358
0.128
0.129
0.140 0.361
0.133
0.004 0.010
0.026
0.009
0.057 0.045
0.056
Cash operating costs
– $/oz
Dec-13
1 198
985
1 151
1 083
1 087
616
614
804
906
1 179
682
943
858
1 100
978
980
947
972
949
Sep-13 1 182 1 163 1 124
1 055
1 060
750
688
808 1 001
1 166
731
998
852 1 076 1 017 994 997
1 191
1 013
Cash operating costs
– $/t
Dec-13
132
105
173
139
134
115
229
106
126
160
248
133
4
10
25
8
57
43
55
Sep-13
133
110 159
129
124 124
246 103
129
163
264
132
4
11
26
9
57 53 56
Gold sold
– oz
Dec-13
38 066
28 550
23 792
32 440
23 052
44 497
23 470
21 895
17 265
12 539
4 951
270 517
5 787
7 202
8 649
21 638
292 155
22 859
315 014
Sep-13 35 301
25 592
23 856 33 147
23 952 31 701
19 708
22 280 15 014 11 510 4 630 246 691 7 105
9 259
10 931
27 295 273 986
26 717
300 703
Revenue ($’000)
Dec-13
48 847
36 047
30 334
41 347
29 381
56 902
29 906
27 975
22 002
16 033
6 311
345 085
7 437
9 579
11 176
28 192
373 277
29 013
402 290
Sep-13
47 304 34 360
31 959
44 445
32 048 42 499 26 414 29 831
20 137 15 416 6 179 330 592
9 565 12 478
14 724
36 767 367 359
36 079 403 438
Cash operating costs
($’000)
Dec-13
43 915
27 618
26 130
33 483
23 903
24 570
13 760
17 416
14 913
13 265
3 222
242 195
5 987
7 993
9 904
23 884
266 079
24 121
290 200
Sep-13
48 327
28 596 27 279 35 572 25 839
26 082
13 784
18 097
15 320
14 700
3 431 257 027
6 163
10 275 10 596
27 034
284 061
29 671
313 732
Inventory movement
($’000)
Dec-13
2 768
1 251
1 595
2 232
1 622
5 105
1 222
(621)
949
2 772
301
19 196
(1 094)
14
(1 351)
(2 431)
16 765
(2 049)
14 716
Sep-13 (8 667)
364
(637) (873)
48
(3 473)
(167)
(160) (240)
(1 963)
(102) (15 870) (32) (403)
257
(178)
(16 048) 1 635
(14 413)
Operating costs
($’000)
Dec-13
46 683
28 869
27 725
35 715
25 525
29 675
14 982
16 795
15 862
16 037
3 523
261 391
4 893
8 007
8 553
21 453
282 844
22 072
304 916
Sep-13
39 660 28 960 26 642
34 699
25 887 22 609
13 617 17 937
15 080
12 737 3 329 241 157 6 131
9 872 10 853 26 856
268 013 31 307 299 320
Operating profit
($’000)
Dec-13
2 164
7 178
2 609
5 632
3 856
27 227
14 924
11 180
6 140
(4)
2 788
83 694
2 544
1 572
2 623
6 739
90 433
6 941
97 374
Sep-13
7 644 5 400
5 317
9 746
6 161 19 890
12 797
11 894
5 057 2 679
2 850
89 435 3 434 2 606 3 871 9 911
99 346
4 772
104 118
Capital expenditure
($’000)
Dec-13
12 876
6 276
9 734
7 780
4 009
6 343
2 887
3 748
2 436
3 633
63
59 785
92
243
1 246
1 581
61 366
1 885
63 251
Sep-13
12 055 6 035 9 114 6 788
3 798
6 176
3 205
4 223
1 730
3 556
56
56 736
–
13
806 819
57 555
4 868
62 423
Adjusted operating costs
– $/oz
Dec-13
1 256
1 064
1 197
1 131
1 141
684
666
795
946
1 299
739
996
846
1 112
1 015
1 002
996
969
994
Sep-13
1 171 1 173 1 138 1 066 1 132
726
708
823
1 031
1 124
734
1 006
863 1 066
1 003
988
1 004
1 177 1 019
All-in sustaining costs
– $/oz
Dec-13
1 640
1 281
1 546
1 409
1 376
854
742
921
1 147
1 618
811
1 231
861
1 187
1 210
1 109
1 222
1 209
1 222
Sep-13
1 560 1 416 1 554
1 306
1 339 956
778
937
1 190 1 468 790 1 251 863
1 101
1 123 1 048
1 230
1 607
1 264
* Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
Refer to note 2 of the Rand Financial Statements.

Results for the second quarter FY14
and six months ended 31 December 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS
(US$) (Unaudited)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
2013
2013
2012
2013
2012
2013
Figures in million
(Restated)*
(Restated)*
(Restated)*
Continuing operations
Revenue 402 403 532 805 1 051 1 803
Cost of sales (377) (375) (405) (752) (829) (1 829)
Production costs (305) (299) (341) (604) (689) (1 283)
Amortisation and depreciation (56) (58) (59) (114) (118) (227)
Impairment of assets – – – – – (274)
Other items (16) (18) (5) (34) (22) (45)
Gross profit/(loss)
25
28
127
53
222
(26)
Corporate, administration and
other expenditure
(10) (11) (13) (21) (26) (53)
Social investment expenditure (2) (4) (3) (6) (5) (14)
Exploration expenditure (11) (14) (18) (25) (35) (76)
Profit on sale of property, plant and
equipment
– – 8 – 15 16
Other (expenses)/income – net (14) – (5) (14) (5) (40)
Operating (loss)/profit
(12)
(1)
96
(13)
166
(193)
Profit from associates – – – 1 – –
Impairment of investments – (1) – (1) (6) (10)
Net gain on financial instruments 4 8 11 12 20 20
Investment income 5 5 4 10 8 21
Finance cost (6) (6) (9) (12) (15) (29)
(Loss)/profit before taxation
(9)
5
102
(3)
173
(191)
Taxation (1) (4) (25) (5) (44) (69)
Normal taxation – (5) (13) (5) (27) (31)
Deferred taxation (1) 1 (12) – (17) (38)
Net (loss)/profit from continuing
operations
(10)
1
77
(8)
129
(260)
Discontinued operations
Profit from discontinued operations – – 9 – 20 36
Net (loss)/profit for the period
(10)
1
86
(8)
149
(224)
Attributable to:
Owners of the parent (10) 1 86 (8) 149 (224)
(Loss)/earnings per ordinary share (cents)
(Loss)/earnings from continuing operations
(2) – 18 (2) 29 (60)
Earnings from discontinued operations – – 2 – 5 8
Total (loss)/earnings
(2)
–
20
(2)
34
(52)
Diluted (loss)/earnings per ordinary
share (cents)
(Loss)/earnings from continuing operations
(2) – 18 (2) 29 (60)
Earnings from discontinued operations – – 2 – 5 8
Total diluted (loss)/earnings
(2)
–
20
(2)
34
(52)
* The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The currency conversion average rates for the quarter ended: December 2013: US$1 = R10.12 (September 2013: US$1 = R9.96, December 2012:US$1 = R8.67). For year ended: June 2013: US$1 = R8.82. Six months ended: December 2013: US$1 = R10.04 (December 2012: US$1 = R8.46).

Note on convenience translations
Except where specific statements have been extracted from 2013 Annual Financial Statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 26 to 30.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(US$) (Unaudited)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
2013
2013
2012
2013
2012
2013
Figures in million
(Restated)*
(Restated)*
(Restated)*
Net (loss)/profit for the period (10) 1 86 (8) 149 (224)
Other comprehensive income/(loss) for the
period, net of income tax
38 (70) 23 (31) 26 83
Foreign exchange translation 37 (70) 20 (32) 23 84
Movements on investments 1 – 3 1 3 (1)
Total comprehensive income/(loss)
for the period
28
(69)
109
(39)
175
(141)
Attributable to:
Owners of the parent 28 (69) 109 (39) 175 (141)
* The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The currency conversion average rates for the quarter ended: December 2013: US$1 = R10.12 (September 2013: US$1 = R9.96,
December 2012: US$1 = R8.67). For year ended: June 2013: US$1 = R8.82. Six months ended: December 2013: US$1 = R10.04 (December 2012: US$1 = R8.46).
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(US$) (Unaudited)
for the six months ended 31 December 2013 (Convenience translation)
Figures in million
Share capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2013 as previously reported 2 708 331 50 3 089
Restatement for IFRIC 20 – (2) (7) (9)
Restated balance – 30 June 2013 2 708 329 43 3 080
Share-based payments – 14 – 14
Net loss for the period – – (7) (7)
Other comprehensive loss for the period – (30) – (30)
Balance – 31 December 2013
2 708
313
36
3 057
Balance – 30 June 2012 as previously reported 3 333 287 389 4 009
Restatement for IFRIC 20 – (2) (11) (13)
Restated balance – 30 June 2012 3 333 285 378 3 996
Share-based payments – 15 – 15
Net profit for the period – – 147. 147
Other comprehensive income for the period – 27 – 27
Dividends paid – – (26) (26)
Balance – 31 December 2012
3 333
327
499
4 159
The currency conversion closing rates for the six months ended 31 December 2013: US$1 = R10.46 (December 2012: US$1 = R8.50)

Results for the second quarter FY14
and six months ended 31 December 2013
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$) (Unaudited)
(Convenience translation)
At
At
At
At
31 December
30 September
30 June
31 December
2013
2013
2013
2012
Figures in million
(Restated)*
(Restated)*
ASSETS
Non-current assets
Property, plant and equipment 3 123 3 205 3 279 3 991
Intangible assets 210 218 220 258
Restricted cash 4 4 4 4
Restricted investments 209 213 206 238
Deferred tax assets 9 9 10 65
Investments in associates 11 11 11 –
Investments in financial assets – 4 5 19
Inventories 6 6 6 7
Trade and other receivables – – – 2
Total non-current assets
3 572
3 670
3 741
4 584
Current assets
Inventories 136 147 142 126
Trade and other receivables 110 123 116 152
Income and mining taxes 10 10 13 –
Restricted cash 1 – – –
Cash and cash equivalents 222 228 209 295
479 508 480 573
Assets of disposal groups classified as held for sale 4 – – 215
Total current assets
483
508
480
788
Total assets
4 055
4 178
4 221
5 372
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 2 708 2 820 2 837 3 333
Other reserves 313 278 347 327
Retained earnings 36 46 45 499
Total equity
3 057
3 144
3 229
4 159
Non-current liabilities
Deferred tax liabilities 287 298 303 385
Provision for environmental rehabilitation 193 198 200 225
Retirement benefit obligation 19 20 19 22
Other provisions 7 6 5 5
Borrowings 313 285 226 244
Total non-current liabilities
819
807
753
881
Current liabilities
Borrowings
– 29 28 35
Income and mining taxes – 2 – 2
Trade and other payables 179 196 211 241
179 227 239 278
Liabilities of disposal groups classified as held for sale – – – 54
Total current liabilities
179
227
239
332
Total equity and liabilities
4 055
4 178
4 221
5 372
* The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The balance sheet for December 2013 converted at a conversion rate of US$1 = R10.46 (September 2013: US$1 = R10.05, June 2013:
US$1 = R9.98) December 2012: US$1 = R8.50.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(US$) (Unaudited)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December
30 September
31 December
31 December
31 December
30 June
Figures in million
2013
2013
2012
2013
2012
2013
Cash flow from operating activities
Cash generated by operations
69 24 161 93 323 359
Interest and dividends received 3 3 4 6 7 16
Interest paid (2) (3) (4) (5) (8) (14)
Income and mining taxes paid (3) – (25) (3) (13) (33)
Cash generated by operating activities
67
24
136
91
309
328
Cash flow from investing activities
Cash transferred to disposal group
– – (10) – (30) –
Proceeds on disposal of investment in
subsidiary
– – – – – 139
Purchase of investments – – – – – (9)
Other investing activities – (1) (5) (1) (5) (1)
Net additions to property, plant and
equipment
1
(62) (62) (114) (124) (222) (414)
Cash utilised by investing activities
(62)
(63)
(129)
(125)
(257)
(285)
Cash flow from financing activities
Borrowings raised
– 61 40 61 80 80
Borrowings repaid – – (19) (1) (20) (35)
Dividends paid – – – – (26) (50)
Cash generated/(utilised) by financing
activities
–
61
21
60
34
(5)
Foreign currency translation adjustments
(11)
(3)
(8)
(13)
(7)
(45)
Net increase in cash and cash equivalents (6) 19 20 13 79 (7)
Cash and cash equivalents – beginning of
period
228 209 275 209 216 216
Cash and cash equivalents – end of
period
222
228
295
222
295
209
1
Includes capital expenditure for Wafi-Golpu and other International projects of US$0 in the December 2013 quarter (September 2013: US$0) December 2012: US$1 million) and
US$61 million in the year ended 30 June 2013.
The currency conversion average rates for the quarter ended: December 2013: US$1 = R10.12 (September 2013: US$1 = R9.96, December 2012: US$1 = R8.67). For year ended: June 2013: US$1 = R8.82. Six months ended: December 2013: US$1 = R10.04 (December 2012: US$1 = R8.46).
Closing balance translated to closing rates of: December 2013: US$1 = R10.46 (September 2013: US$1 = R10.05, June 2013:
US$1 = R9.98, December 2012: US$ = R8.50).
The cash flow statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report

s
Segment report
(US$/Imperial) (Unaudited)
for the six months ended 31 December 2013
Revenue
Production cost
*
Production
profit
*
Mining assets
Capital
expenditure
Ounces
produced
Tons milled
31 December
31 December
31 December
31 December
31 December
31 December
31 December
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu
96 115 86 99 10 16 335 392 25 26 77 548 64 398 696 514
Doornkop 70 105 58 64 12 41 323 392 12 18 52 630 60 282 522 570
Phakisa 62 75 54 58 8 17 433 540 19 19 46 972 43 950 323 298
Tshepong 86 127 70 89 16 38 381 410 15 18 64 655 74 268 516 625
Masimong 61 109 51 61 10 48 98 117 8 10 46 361 63 594 386 526
Target 1 100 116 52 55 48 61 257 318 13 23 74 654 69 349 424 392
Bambanani 69 50 35 36 34 14 84 118 6 8 51 859 29 289 142 107
Joel 58 97 35 41 23 56 34 31 8 9 44 079 56 264 339 354
Unisel 42 54 31 35 11 19 33 78 4 4 31 765 30 929 237 257
Target 3 31 43 29 31 2 12 49 47 7 8 23 856 25 656 173 186
Surface
All other surface operations
65 87 50 58 15 29 45 43 2 24 51 570 52 886 5 935 5 294
Total South Africa
740
978
551
627
189
351
2 072
2 486
119
167
565 949
570 865
9 693
9 123
International
Hidden Valley
65 73 53 62 12 11 341 689 7 28 49 737 42 793 1 113 1 044
Total international
65
73
53
62
12
11
341
689
7
28
49 737
42 793
1 113
1 044
Total continuing
operations
805
1 051
604
689
201
362
2 413
3 175
126
195
615 686
613 658
10 806
10 167
Discontinued operations
Evander – 75 – 45 – 30 – 145 – 13 – 47 583 – 330
Total discontinued
operations
–
75
–
45
–
30
–
145
–
13
–
47 583
–
330
Total operations
805
1 126
604
734
201
392
2 413
3 320
126
208
615 686
661 241
10 806
10 497
* The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.

DEVELOPMENT RESULTS
(Metric)
Quarter ending December 2013
Channel
Reef
Meters
Sampled
Meters
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 418 407 8.81 189.19 1 667
B Reef 249 213 85.90 9.75 838
All Reefs
667
620
35.26
39.22
1 383
Phakisa
Basal 256 263 102.57 11.65 1 195
Leader 3 6 47.00 1.43 67
All Reefs
259
269
101.33
11.54
1 169
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal 16 16 58.71 11.68 685
All Reefs
16
16
58.71
11.68
685
Bambanani
Basal 16 16 58.71 11.68 685
All Reefs
16
16
58.71
11.68
685
Doornkop
South Reef 365 350 51.72 13.80 714
All Reefs
365
350
51.72
13.80
714
Kusasalethu
VCR Reef 558 497 107.66 10.75 1 157
All Reefs
558
497
107.66
10.75
1 157
Target
Elsburg 209 108 189.29 8.03 1 521
Basal 87 62 10.24 229.46 2 350
A Reef 83 41 141.95 7.38 1 047
B Reef 229 128 84.09 23.32 1 961
All Reefs
608
339
111.09
16.03
1 781
Target 1
Elsburg 132 64 251.70 7.14 1 797
All Reefs
132
64
251.70
7.14
1 797
Target 3
Elsburg 77 44 98.50 11.35 1 118
Basal 87 62 10.24 229.46 2 350
A Reef 83 41 141.95 7.38 1 047
B Reef 229 128 84.09 23.32 1 961
All Reefs
477
275
78.37
22.68
1 778
Masimong 5
Basal 386 348 48.63 15.87 772
B Reef 115 134 75.04 14.21 1 067
All Reefs
500
482
55.98
15.25
854
Unisel
Basal 322.8 258 192.95 9.25 1 784
Leader 463.7 399 200.22 6.19 1 239
Middle 47.0 32 214.75 13.27 2 849
All Reefs
833
689
198.17
7.66
1 518
Joel
Beatrix 260 258 157.88 8.50 1 342
All Reefs
260
258
157.88
8.50
1 342
Total Harmony
Basal 1 485 1 354 73.00 19.00 1 387
Beatrix 260 258 157.88 8.50 1 342
Leader 466 405 197.95 6.17 1 222
B Reef 593 475 82.34 14.64 1 205
A Reef 83.4 41 141.95 7.38 1 047
Middle 47.0 32 214.75 13.27 2 849
Elsburg 208.7 108 189.29 8.03 1 521
South Reef 365 350.25 51.72 13.80 714
VCR 558 497 107.66 10.75 1 157
All Reefs
4 067
3 520
103.30
12.14
1 254
DEVELOPMENT RESULTS
(Imperial)
Quarter ending December 2013
Channel
Reef
(feet)
Sampled
(feet)
Width
(inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 1 371 1 335 3 6.38 19
B Reef 818 697 34 0.28 10
All Reefs
2 189
2 032
14
1.13
16
Phakisa
Basal 840 863 40 0.34 14
Leader 8 20 19 0.04 1
All Reefs
848
883
40
0.34
13
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal 52 52 23 0.34 8
All Reefs
52
52
23
0.34
8
Bambanani
Basal 52 52 23 0.34 8
All Reefs
52
52
23
0.34
8
Doornkop
South Reef 1 198 1 149 20 0.41 8
All Reefs
1 198
1 149
20
0.41
8
Kusasalethu
VCR Reef 1 831 1 631 42 0.32 13
All Reefs
1 831
1 631
42
0.32
13
Target
Elsburg 685 354 75 0.23 17
Basal 285 203 4 6.75 27
A Reef 273 135 56 0.21 12
B Reef 753 420 33 0.68 23
All Reefs
1 996
1 112
44
0.47
20
Target 1
Elsburg 432 210 99 0.21 21
All Reefs
432
210
99
0.21
21
Target 3
Elsburg 253 144 39 0.33 13
Basal 285 203 4 6.75 27
A Reef 273 135 56 0.21 12
B Reef 753 420 33 0.68 23
All Reefs
1 564
902
31
0.66
20
Masimong 5
Basal 1 265 1 142 19 0.47 9
B Reef 376 440 30 0.41 12
All Reefs
1 641
1 582
22
0.45
10
Unisel
Basal 1 059 846 76 0.27 20
Leader 1 521 1 309 79 0.18 14
Middle 154 105 85 0.38 33
All Reefs
2 734
2 261
78
0.22
17
Joel
Beatrix 853 846 62 0.25 15
All Reefs
853
846
62
0.25
15
Total Harmony
Basal 4 871 4 441 29.00 0.55 15.93
Beatrix 853 846 62.00 0.25 15.41
Leader 1 530 1 329 78.00 0.18 14.03
B Reef 1 947 1 558 32.00 0.43 13.84
A Reef 273 135 56.00 0.21 12.02
Middle 154 105 85.00 0.38 32.72
Elsburg 685 354 75.00 0.23 17.46
South Reef 1 198 1 149 20.00 0.41 8.19
VCR 1 831 1 631 42.00 0.32 13.29
All Reefs
13 342
11 548
41.00
0.35
14
PRINTED BY INCE (PTY) LTD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 03 February 2014
,
Harmony Gold Mining Company Limited
By: /s/ Frank Abbot
Name: Frank Abbot
Title: Financial Director